Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
(800) 579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE


Stage Stores Announces First Quarter Results

Reports Net Income of $0.72 Per Diluted Share

Company Updates Second Quarter and Raises Full Year Guidance


HOUSTON, TX, May 18, 2006 -- Stage Stores, Inc. (NYSE: SSI) today reported that total sales for the first quarter ended April 29, 2006 increased 10.8% to $343.5 million from $310.1 million for the prior year first quarter ended April 30, 2005. The increase in first quarter sales was driven by a comparable store sales increase of 3.2%, as well as sales generated by new stores not yet in the comparable store sales base, and sales of $18.2 million contributed by the recently acquired B.C. Moore stores.

The Company also reported first quarter net income of $20.8 million, or $0.72 per diluted share, compared to $20.5 million, or $0.68 per diluted share, in the same quarter last year. The Company noted that this year's first quarter results included a charge of $0.02 per diluted share for stock option expensing and other long-term incentive equity awards, and a net loss of $0.01 per diluted share related to expenses associated with the acquisition, transition and conversion of the B.C. Moore stores.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "We are pleased with our first quarter performance, which benefited from solid customer demand for our spring merchandise assortments, a favorable merchandise sales mix, and the beneficial impact of our stock repurchase activities. Although we had a slow start to the quarter due to the erratic weather patterns and temperatures in February, and the learning-curve issues we experienced related to the implementation of our new merchandising and warehouse management systems at our Peebles division, Q-1 was a good quarter for our Company."

Mr. Scarborough continued, "Our expansion of Clinique and Estee Lauder counters continued during the first quarter. In our Stage division, we added four Clinique and six Estee Lauder counters, and we expect to add an additional five Clinique and six Estee Lauder counters during the second quarter. In our Peebles division, we added ten Clinique and seven Estee Lauder counters, and we expect to add an additional five Clinique and five Estee Lauder counters during the fall."

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Mr. Scarborough further stated, "Our Peebles merchandising and distribution systems start-up issues are largely behind us, and receipts of product are flowing normally through our South Hill distribution center. However, it will probably take us until early August to get our merchandise inventories up to optimized levels in our Peebles stores. With regard to our B.C. Moore integration and conversion activities, all aspects are on track. Our interior store construction plans are in place, our merchandise assortment plans have been finalized, and our marketing plans are largely completed. The first two groups of B.C. Moore stores have begun their inventory liquidation sales, and a third group of stores is scheduled to begin their liquidation sales this weekend. We plan to open twenty-three converted Peebles stores on August 3rd. Following that, a different group of converted stores will open every two weeks, with the final group of nine stores opening on October 11th. We enthusiastically look forward to serving customers in these new markets with our Peebles store format, and we are very excited about the potential of these new stores."

Stock Repurchase Activities

The Company reported that, for the year through May 17th, it repurchased 267,300 shares of its common stock at a total cost of approximately $8.0 million. The Company noted that the shares were repurchased using proceeds that it received from the exercise of employee stock options.   The 267,300 shares repurchased so far this year raises the total number of shares that have been repurchased to date by the Company to approximately 6.7 million shares.

Fiscal 2006 - Second Quarter and Updated Full Year Outlook

2nd Quarter 2006:
The Company provided the following guidance for the second quarter ending July 29, 2006:

	2Q 2006 OUTLOOK		2Q 2005 ACTUAL
Sales ($mm)	$349.0 -	$357.0	$309.4
Net Income ($mm)	$4.0 -	$5.0	$6.5
Diluted EPS	$0.14 -	$0.17	$0.22
Diluted Shares (m)	29,200		29,819

In issuing its second quarter guidance, the Company provided the following additional information:
- Comparable store sales assumption – low to mid single digits.
- Estimated impact on diluted EPS of stock option expensing and other long-term incentive equity awards - $(0.02) per share.

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- Estimated impact on diluted EPS from the B.C. Moore acquisition, transition and conversion - $(0.03) - $(0.04) per share.
- Last year's second quarter results benefited from a reduction of accrued liabilities to landlords for contingent rent obligations and store real estate taxes of approximately $0.03 per diluted share.
- Last year's second quarter results included total charges of $0.01 per diluted share related to the closure and consolidation of its Knoxville, Tennessee distribution center.

FY 2006:

The Company provided the following updated guidance for the 2006 fiscal year ending February 3, 2007 to reflect first quarter actual results:

	FY 2006 OUTLOOK		FY 2005 ACTUAL
Sales ($mm)	$1,511.5 -	$1,537.5	$1,344.1
Net Income ($mm)	$57.0 -	$60.3	$55.9
Diluted EPS	$1.93 -	$2.04	$1.90
Diluted Shares (m)	29,600		29,360

In updating its fiscal 2006 guidance, the Company provided the following additional information:

- Comparable store sales assumption – low to mid single digits.
- Estimated impact on diluted EPS of stock option expensing and other long-term incentive equity awards - $(0.08) - $(0.09) per share.
- Estimated impact on diluted EPS from the B.C. Moore acquisition, transition and conversion - $(0.07) - $(0.11) per share.
- Fiscal 2006 will have an extra week (53rd week). The expected impact of the 53rd week is an increase in sales in the 4th quarter and full fiscal year of from $16.5 – $17.5 million, while the expected impact of the 53rd week on net earnings for the 4th quarter and full year is nil, as operating results for that week are expected to be at an approximate break-even level.
- Last year's results included total charges of $0.05 per diluted share related to the closure and consolidation of its Knoxville, Tennessee distribution center.

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Conference Call Information

The Company will host a conference call today at 8:30 a.m. Eastern Time to discuss its first quarter results. Interested parties can participate in the Company's conference call by dialing 703-639-1321. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, May 26, 2006.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 561 stores located in 31 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. On February 27, 2006, the Company purchased B.C. Moore & Sons, Inc., and acquired 78 retail locations in the Southeast. The Company currently plans to convert 69 of the acquired stores to its Peebles name and format, in phases, beginning in early August. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's outlook and expectations for the second quarter of the 2006 fiscal year and full 2006 fiscal year, as well as comments regarding the expected number and timing of the opening of the converted Peebles stores. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in the Company's Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

(Tables to Follow)

	Thirteen Weeks Ended			
	April 29, 2006		April 30, 2005	
	Amount	% to Sales (1)	Amount	% to Sales
Net sales	$ 343,541	100.0%	$ 310,060	100.0%
Cost of sales and related buying, occupancy and distribution expenses	225,114	65.5%	205,898	66.4%
Gross profit	118,427	34.5%	104,162	33.6%
Selling, general and administrative expenses	83,633	24.3%	70,164	22.6%
Store opening costs	815	0.2%	955	0.3%
Interest expense, net of interest income of $100 and $128, respectively	807	0.2%	468	0.2%
Income before income tax	33,172	9.7%	32,575	10.5%
Income tax expense	12,357	3.6%	12,053	3.9%
Net income	$ 20,815	6.1%	$ 20,522	6.6%

(1) Percentages may not foot due to rounding.

Basic and diluted earnings per share data:

Basic earnings per share	$ 0.78		$ 0.75	
Basic weighted average shares outstanding	26,587		27,467	
Diluted earnings per share	$ 0.72		$ 0.68	
Diluted weighted average shares outstanding	29,000		29,999	


Stage Stores, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except par values)
(unaudited)


		April 29, 2006		January 28, 2006
ASSETS				
Cash and cash equivalents	$	22,739	$	33,683
Accounts receivable		4,270		-
Merchandise inventories, net		371,212		283,665
Current deferred taxes		28,509		24,270
Prepaid expenses and other current assets		17,715		36,076
Total current assets		444,445		377,694
Property, equipment and leasehold improvements, net		252,820		244,091
Goodwill		96,466		79,353
Intangible asset		14,910		14,910
Other non-current assets, net		17,279		15,605
Total assets	$	825,920	$	731,653
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable	$	105,797	$	81,719
Income taxes payable		10,914		8,968
Current portion of debt obligations		76		74
Accrued expenses and other current liabilities		71,057		64,423
Total current liabilities		187,844		155,184
Revolving credit facility		41,540		-
Debt obligations		2,960		2,979
Deferred taxes		5,494		9,860
Other long-term liabilities		69,261		61,798
Total liabilities		307,099		229,821
Commitments and contingencies				
Common stock, par value $0.01, 50,000 shares authorized,				
33,193 and 33,033 shares issued, respectively		332		330
Additional paid-in capital		416,417		412,456
Less treasury stock - at cost, 6,688 and 6,448 shares, respectively		(150,639)		(143,515)
Minimum pension liability adjustment		(1,981)		(1,981)
Retained earnings		254,692		234,542
Stockholders' equity		518,821		501,832
Total liabilities and stockholders' equity	$	825,920	$	731,653

Stage Stores, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Thirteen Weeks Ended April 29, 2006	Thirteen Weeks Ended April 30, 2005
Cash flows from operating activities:		
Net income	$ 20,815	$ 20,522
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	11,085	9,139
Deferred income taxes	916	(639)
Stock compensation expense	1,024	139
Amortization of debt issue costs	112	112
Construction allowances received from landlords	2,524	4,154
Changes in operating assets and liabilities:		
Decrease in receivables	145	-
Increase in merchandise inventories	(70,756)	(61,586)
Decrease in other assets	21,087	3,044
Increase in accounts payable and other liabilities	15,133	14,601
Total adjustments	(18,730)	(31,036)
Net cash provided by (used in) operating activities	2,085	(10,514)
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(14,080)	(15,729)
Acquisition of B.C. Moore, net of cash	(35,622)	-
Net cash used in investing activities	(49,702)	(15,729)
Cash flows from financing activities:		
Proceeds from (payments on):		
Revolving credit facility, net	41,540	7,279
Repurchases of common stock	(7,124)	(5,218)
Debt obligations	(17)	(61)
Exercise of stock options and warrants	2,939	937
Payments of cash dividends	(665)	-
Net cash provided by financing activities	36,673	2,937
Net decrease in cash and cash equivalents	(10,944)	(23,306)
Cash and cash equivalents:		
Beginning of period	33,683	40,455
End of period	$ 22,739	$ 17,149
Supplemental disclosures:		
Interest paid	$ 558	$ 461
Income taxes paid	$ 8,433	$ 11,083